UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vivosens Inc. dba Vivoo

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 19, 2017

Physical address of issuer
44 Tehama Street, San Francisco, CA, US

Website of issuer
http://www.vivoo.io

Current number of employees
20

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$903,039	$998,530
Cash & Cash Equivalents	$867,566	$998,530
Accounts Receivable	$0	$0
Short-term Debt	$11,749	$0
Long-term Debt	$0	$0
Revenues/Sales	$223,413	$22,099
Cost of Goods Sold	$52,420	$0
Taxes Paid	$0	$0
Net Income	$(968,860)	$(428,909)


July 2, 2021

FORM C-AR

Vivosens Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by Vivosens, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.vivoo.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 2, 2021. The Company is required to file this Form C-AR because it closed a Regulation CF offering on April 24, 2020. This Form C-AR is for the fiscal year beginning on January 1, 2020 and ending December 31, 2020, and all information contained herein is only as of that date.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibit hereto.

Vivosens Inc. is a Delaware corporation, incorporated on September 19, 2017.

The Company is located at 44 Tehama Street, San Francisco, CA, US.

The Company's website is http://www.vivoo.io.

The Company currently conducts business in the United States, Canada, Europe, Australia, the United Arab Emirates, and Japan.

The Business

Vivoo is a wellness assistant that provides personalized nutrition and wellness information to users. Utilizing urinalysis test strips to collect real and accurate data about each user, the Company then provides through a mobile application a highly personalized and accurate analysis of each user's data to provide user-specific wellness advice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has raised may not be enough to sustain the Company's business plan.
In order to achieve the Company's long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The product and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our brand or technology;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising manufacturing costs;

• any changes in government policies and practices related to our products, labeling, advertising, claims, and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the efficacy of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely on various intellectual property rights, including patents trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected.

The use of individually identifiable data by our business is highly regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no long be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. If any compromise of our security or the securing of information residing with our business were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could us to additional legal risks.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Vivoo is a wellness app that guides users to a healthier lifestyle with real-time personalized advice based on their urine data. It also helps users to track their body parameters such as hydration, pH, immunity, ketones and much more.

Business Plan

The Company's business plan continues to be to provide its products and services direct-to-consumer, targeting primarily health conscience millennials. The Company continues to work to establish relationships with corporate wellness partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Wellness application with personalized services	Vivoo is a wellness app that guides users to a healthier lifestyle with real-time personalized advice based on their urine data. It also helps users to track their body parameters such as hydration, pH, immunity, ketones and much more.	The Company currently provides its products and services direct-to-consumer, targeting primarily health conscience millennials. The Company is also working to establish relationships with corporate wellness partners.

Competition

Vivoo is the first wellness application that communicates with your body data through our at-home urine test and guides you to make better decisions based on your body's needs.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Based on the Company's current model, our key competitors include Habit, Fitbit, Healthy.io, Lumen, MyFitnessPal, and Scanwell. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customer base is comprised of a diverse group of health-conscious individuals and corporate wellness partners. We are currently providing service to approximately 20,000 individuals globally with our wellness application.

Supply Chain

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property

The Company owns the general rights to usage of the business name Vivosens Inc., as well as general intellectual property related to urine test mobile detection and personalized nutrition guidance based on urine data.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
PCT/TR2018/050233 **PCT/TR2018/050233**	Provisional Patent	- Image processing system - Urine test design - Personalized advice-giving algorithm	PCT was filed on May 15, 2018	World Intellectual Property Organization

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Reg No: 6167081 Reg No: 6220974 Reg No: 90207492	Goods Mark	26.05.21 - Triangles that are completely or partially shaded 26.05.28 - Miscellaneous designs with overall triangular shape 26.05.28 - Triangular shape (miscellaneous overall shape	August 15, 2019	Pending Granted Granted	U.S. Patent & Trademark Office

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

We are not aware of any litigation filed or threatened against the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Miray Tayfun	CEO, Director* Start Date: September 27, 2017 to current	As CEO, primarily responsible for managing the operations, business development, and finances of the Company.	Stanford University, GTM, B.Sc. Bioengineering, Yildiz

			Technical University
Gozde Buyukacaroglu	COO, Secretary Start Date: September 29, 2017 to current	As COO, primarily responsible for managing product development and the business operations of the Company.	B.Sc, Environmental Engineering, Istanbul Technical University
George Radman	CFO, Treasurer Start Date: January 18, 2019 - current	As CFO, primarily responsible for managing the financial actions of the Company.	Stanford University, GTM Ms. IT (IT Security), Deakin University. B.Laws, Victoria University
Ali Atasever	CTO	Primarily responsible for overseeing the Company's technology and relevant policy.	B.Sc. Physics, Ms. Mathematics, Bogazici University

*Miray Tayfun serves as the Company's sole director.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 20 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock (Restricted)
Amount outstanding/Face Value	13,338,298 (includes 1,387,595 stock options issued and outstanding, and 1,650,405 shares reserved for employee incentive plan)
Voting Rights	One vote per share of Common Stock
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Series Seed Preferred Stock or Crowd SAFE issued pursuant to Regulation CF	N/A

Type of security	Series Seed Preferred Stock (Restricted) (includes Series Seed-1, Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7)
Amount outstanding/Face Value	6,918,257
Voting Rights	Holders may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible, as provided for in the Restated Certificate of Incorporation
Anti-Dilution Rights	Major Investors have pro rata rights
How this Security may limit, dilute or qualify the Series Seed Preferred Stock or Crowd SAFE issued pursuant to Regulation CF	N/A

Type of security	Convertible Note
Amount outstanding/Face Value	$300,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Series Seed Preferred Stock or Crowd SAFE issued pursuant to Regulation CF	If and when the notes convert, the Company will issue equity securities that will dilute existing stockholders, including the Series Seed Preferred stockholders.

Type of security	Crowd SAFE
Amount outstanding/Face Value	$141,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Series Seed Preferred Stock or Crowd SAFE issued pursuant to Regulation CF	If and when the Crowd SAFE converts, the Company will issue equity securities that will dilute existing stockholders, including the Series Seed Preferred stockholders.

Type of security	SAFE
Amount outstanding/Face Value	$10,018
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Series Seed Preferred Stock or Crowd SAFE issued pursuant to Regulation CF	If and when the SAFE converts, the Company will issue equity securities that will dilute existing stockholders, including the Series Seed Preferred stockholders.

Ownership

A majority of the Company is owned by Miray Tayfun.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership (Fully-Diluted Basis)
Miray Tayfun	5,700,000 shares of Common Stock*	30%

* These shares are subject to vesting pursuant to a Restricted Stock Purchase Agreement.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Vivosens Inc. was incorporated on September 19, 2017 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. The Company produces a wellness application that communicates with your body data through an at-home urine test and guides you to make better decisions based on your body's needs. Vivoo is currently the only product in the market that provides this service in this unique way for end-users.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of December 31, 2020, the Company had an aggregate of $867,566 in cash and cash equivalents.

Our authorized capital stock is 27,174,812, par value $0.0000100 per share, of which 18,606,150 shares are issued and outstanding, including (i) 10,300,298 shares of Common Stock; (ii) 6,918,257 shares of Preferred Stock; and (iii) 1,387,595 shares that have been issued or allocated pursuant to the Company's equity incentive plan (not including 1,650,405 shares that are currently reserved or unissued pursuant to that plan).

Liquidity and Capital Resources

The Company has sufficient liquid assets to continue operations for the next 12 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. However, the Company may have opportunities to build automate production, for which the Company may raise additional capital, and/or use a combination of cash on hand plus financing.

Valuation

As part of its Series Seed, the Company was ascribed a pre-money valuation of $6,000,000 ($7,500,000 post-money).

Material Changes and Other Information

None.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Between January 1, 2020 and December 31, 2021, the Company did not participate in any transaction with a related person.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Miray Tayfun
_____
(Signature)

Miray Tayfun
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Miray Tayfun
_____
(Signature)

Miray Tayfun
_____
(Name)

Director
_____
(Title)

July 2, 2021
_____
(Date)

/s/George Radman
_____
(Signature)

George Radman
_____
(Name)

CFO
_____
(Title)

July 2, 2021
_____
(Date)

I, Miray Tayfun, the CEO of Vivosens, Inc., hereby certify that the financial statements of Vivosens, Inc. for the period ending December 31, 2020 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of July 2 2021.

/s/ Miray Tayfun

Chief Executive Officer